September 30, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Chuy’s Holdings, Inc.

Amendment No. 1 to the Registration Statement on Form S-1

File No. 333-176097

Ladies and Gentlemen:

Chuy’s Holdings, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (Registration No. 333-176097) (as amended, the “Registration Statement”). On behalf of the Company, we respond to the comments of the staff of the Division of Corporate Finance of the Commission (the “Staff”) contained in the letter dated August 31, 2011. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Under separate cover, the Company has sent the Staff the supplementary materials referenced in this response letter. Except as otherwise provided, page references included in the body of the Company’s responses are to Amendment No. 1.

General

1.	We note that you have relied throughout your filing on various data. Please furnish support for each of the key claims made, beliefs stated, or figures cited. We note, for example, statements that your “change in comparable restaurant sales has outperformed the KNAPP-TRACK index of casual dining restaurants for each of the last five years,” and you “have a long standing track record of consistently producing high average unit volumes relative to competing Mexican concepts,” among other statements. Please provide us with a copy of this data as it relates to the statements you make in the prospectus.

Response: The Company acknowledges the Staff’s comment and has provided supplementary materials to the Staff to support the key claims, beliefs and figures cited in the prospectus.

United States Securities and Exchange Commission

September 30, 2011

2.	Please revise to remove your reference to your customers as your “guests” throughout the prospectus.

Response: The Company acknowledges the Staff’s comment and has changed references to “guest” to “customer” throughout the prospectus.

Inside Cover Page Graphics

3.	Please revise to remove the first page of graphics, the text beneath the second and sixth pages of graphics and the text above the fifth page of graphics. Your graphics should be limited to your products or the services you provide, and the text accompanying your graphics should only be used to the extent necessary to explain briefly the visuals in the presentation.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus to remove the original filing’s first page of graphics, the text on the bottom of the original filing’s second and sixth pages of graphics and the text at the top of the original filing’s fifth page of graphics. The revised graphics and text are limited to the products and services the Company provides and brief explanations of the graphics.

4.	We note the menu in your fourth page of graphics. Please advise as to whether the prices shown in your menu are representative of the prices currently charged in the majority of your restaurants. To the extent that they are not, please remove the prices.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the prices on the menu on the original filing’s third page of graphics are representative of the prices at a majority of the Company’s restaurants. As of the date of this letter, the prices on the menu were in effect at 23 of the Company’s 29 restaurants. At the six restaurants that do not use the menu in the graphics, the prices are slightly higher than the menu provided. The maximum differential in price from the menu in the graphics to the menus at the Company’s other six restaurants is an increase of $0.50. The Company has provided supplementary materials to the Staff to provide the menus in use at all of its restaurants.

Prospectus Summary, page 1

Business Overview, page 1

5.	We note your summary contains a lengthy description of your competitive strengths and business strategy. Please balance the disclosure in your summary by including a brief discussion of your current debt level and the challenges of implementing your strategy.

Response: The Company acknowledges the Staff’s comment and has revised page 5 of the prospectus.

United States Securities and Exchange Commission

September 30, 2011

6.	Please revise to clarify what you mean by “value-driven” and “high-quality” Mexican food in the first sentence in this section, “large portions” and “high quality” ingredients in the fifth sentence in this section, “personalized service” in the second to last sentence in the first paragraph, “significant” in the last sentence on page one, and “authentic recipes,” authentic homemade sauces and “value-oriented beverages” in the first paragraph on page two, and “high-quality locations” in the second paragraph on page two. In addition, please remove the words “distinct” and “flavorful” in the first paragraph of this section, the word “fast-growing” on pages 1, 41 and 54, the words “successfully” and “compelling” in the second paragraph of this section and the words “imaginative,” “flavorful” and “special” in the first paragraph on page two and on pages 54 and 55.

Response: The Company acknowledges the Staff’s comment and has revised pages 1, 2, 42, 57 and 58 of the prospectus. The Company also advises the Staff that, when using “high-quality,” the Company seeks to inform investors that the ingredients used in the food and beverages that the Company prepares are fresh, quality products. In the prospectus, the Company explains that its ingredients are fresh by highlighting the fact that the Company’s prototype restaurants do not have walk-in freezers, which are commonly used in the restaurant industry to store many days worth of ingredients. Additionally, the Company explains that, on a daily basis, each of its restaurants prepares the chicken, tortillas, sauces and guacamole that will be used in that day’s food and uses fresh-squeezed lime juice in its food and beverage offerings. The Company also explains to investors that it uses Choice quality beef and local produce. The Company has also provided supplementary materials to the Staff to support its belief that it is fast-growing.

7.	Please revise to reconcile your disclosure in the first sentence of this section that you serve authentic Mexican food with your disclosure in the third sentence that you serve “Tex Mex inspired dishes.” Please also substantiate your claim that you serve “authentic Mexican food.”

Response: The Company acknowledges the Staff’s comment and has revised pages 1, 2, 3, 5, 42, 57, 58 and 60 of the prospectus. The Company revised the language to clarify that it serves both authentic Mexican food and Tex Mex inspired dishes. The Company advises the Staff that the Company’s claim that it serves authentic Mexican food is based on the source of its recipes, ingredients, cooking techniques and food pairings. The basic recipes, ingredients, cooking techniques and food pairings originate from the family of one of the Company’s founders, who is originally from Mexico and has lived in Mexico, New Mexico and Texas. Over the years, the Company has complemented these family recipes by incorporating Tex Mex ingredients, including green chiles and sauces developed in Texas and New Mexico.

United States Securities and Exchange Commission

September 30, 2011

8.	Please remove the references to compound annual growth rates, as these appear to represent two discrete snapshots in time but do not show trends or events during the intervening period covered. Similarly revise on page 54 under the “Business” section.

Response: The Company acknowledges the Staff’s comment and respectfully requests that the Staff reconsider the Company’s disclosure of these growth rates. The Company believes that the compound annual growth rates presented provide useful information regarding the Company’s growth over the period of time since the Company’s acquisition by Goode Partners LLC, its Sponsor, in November 2006, and the appointment of Steven J. Hislop as Chief Executive Officer in July 2007. The Company has provided supplementary materials to the Staff to support its belief that the growth rates in the prospectus are representative of the trends and events over the entire period shown as well as the intervening periods.

9.	Please revise to disclose here how many of your restaurants qualified as “comparable restaurants” for the twelve months ended March 27, 2011.

Response: The Company acknowledges the Staff’s comment and has revised page ii of the prospectus under the “Basis of Presentation” to clarify “comparable restaurants.”

10.	Please revise the third, fourth and sixth sentences in the first paragraph of this section to state as beliefs. In addition, please revise to remove the word “inimitable” from the last sentence of the first paragraph.

Response: The Company acknowledges the Staff’s comment and has revised pages 1 and 57 of the prospectus.

11.	We note the discussion of revenues, adjusted EBITDA, and income from operations on page one of the registration statement. In order to provide a more balanced presentation, please revise to also disclose with equal or greater prominence than the non-GAAP measure EBITDA, your net income for the same periods currently presented. The presentation on page 54 should be similarly revised.

Response: The Company acknowledges the Staff’s comment and has revised pages 1 and 57 of the prospectus.

12.	Please revise to include a brief explanation of the Knapp-Track index of casual dining restaurants so as to allow investors to judge the significance of your disclosure that “[your] change in comparable restaurant sales has outperformed the Knapp-Track index of casual dining restaurants for each of the last five years.”

Response: The Company acknowledges the Staff’s comment and has revised page ii of the prospectus under “Industry and Market Data” to explain the Knapp-Track index.

United States Securities and Exchange Commission

September 30, 2011

13.	We note your disclosure on page two that your restaurants range in size from 5,300 to 12,500 square feet, with average seating for approximately 300 guests. Given the wide range in size of your restaurants, please also disclose the range of seating available in your restaurants.

Response: The Company acknowledges the Staff’s comment and has revised pages 2, 58 and 61 of the prospectus.

14.	Please provide the basis for your statements on page two that your menu offers a “significant value to [your] guests” and that your price point is competitive and compelling.

Response: The Company acknowledges the Staff’s comment and has provided supplementary materials to the Staff to support the Company’s statements.

15.	Please provide the basis for your statement that your ability to cater to families and parties of all sizes is “a key differentiator for [you] versus other casual dining operators.” Alternatively, please remove this statement.

Response: The Company acknowledges the Staff’s comment and has revised pages 2 and 58 of the prospectus.

Our Business Strengths, page 2

Fresh Authentic Mexican Cuisine, page 2

16.	Please revise to remove the word “iconic” on page two and revise the third and fifth sentence to state as beliefs. Please also revise page 55 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised pages 2 and 58 of the prospectus. As the Company believes that the Staff intended to request that the fourth and sixth sentences be stated as beliefs, it has revised those sentences in the prospectus.

17.	Please revise to remove the last sentence in this section. Please also revise page 55 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised pages 2 and 58 of the prospectus.

United States Securities and Exchange Commission

September 30, 2011

Exceptional Dining Value with Broad Customer Appeal, page 2

18.	Please revise to remove the word “exceptional” from the subsection heading and to clarify what you mean by your statement that “[you] empower [your] employees to make sure that each plate is prepared according to [your] presentation and recipe standards.” Please also revise page 55 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised pages 2 and 58 of the prospectus.

19.	Please remove the statement that your average check is “lower than all of [your] primary competitors.” Also revise page 55 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised pages 2 and 58 of the prospectus. The Company has also provided supplementary materials to the Staff to explain the Company’s basis for this belief.

20.	Please revise to provide the basis for your belief that customers are “craving bold, high taste profile foods,” that there is a “growing demand for fresh, authentic Mexican food and a fun, festive dining experience,” and that you are a “popular venue for families and other large parties.” In addition, please revise to clarify what you mean by “high taste profile foods.”

Response: The Company acknowledges the Staff’s comment and has provided supplementary materials to the Staff to explain the Company’s basis for its beliefs regarding customer demand for high taste profile foods and fresh, authentic Mexican food. It has also provided supplementary materials to support the statement that its restaurants are popular venues for families and large parties. The Company also advises the Staff that its disclosure regarding its belief that its restaurants are a popular venue for families and other large parties is based on the fact that each of the Company’s restaurants has multiple dining rooms that are designed to enable its staff to move tables together to accommodate large parties and families at a single table. In addition, the Company’s restaurants have fewer fixed seating tables than many competitors, allowing more flexibility in seating large parties. The Company has also based this belief on the feedback management receives from its restaurant managers regarding the traffic at their restaurants as well as management’s observations during restaurant visits.

Upbeat Atmosphere Coupled with Appealing, Irreverent Brand Helps Differentiate Concept, page 3

21.	Please revise the title of this section to remove the word “appealing” and clarify what you mean by “irreverent.” Also revise page 55 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised pages 3 and 58 of the prospectus. In using the term “irreverent,” the Company seeks to communicate that the Company’s restaurants do not conform in style or ambiance to mainstream Mexican or casual

United States Securities and Exchange Commission

September 30, 2011

dining concepts. The elements of decor and the rock and roll music, which are detailed in this section, provide examples to investors of the Company’s elements of style and ambiance that make it “irreverent.”

22.	Please revise the first, second and fifth sentences in the second paragraph in this section to state as beliefs. Also revise page 55 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised pages 3 and 59 of the prospectus.

Deep Rooted and Inspiring Company Culture, page 3

23.	Please revise the second sentence in this section to state as a belief, and please revise to clarify what you mean by “vendor-partners.”

Response: The Company acknowledges the Staff’s comment and has revised pages 3 and 59 of the prospectus. The Company advises the Staff that it uses “vendor-partners” internally to emphasize the Company’s view of its vendors as partners. The Company, however, has replaced “vendor-partners” with “vendors” because it believes that the latter will be more clear to investors.

24.	Please remove the statement that “the uniqueness of the Chuy’s experience has created a ‘cult-like’ following which includes our dedicated employees and devoted customers.” Revise page 56 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised pages 3 and 59 of the prospectus.

Proven Flexible Business Model with Industry Leading Unit Economics, page 3

25.	We note your disclosure on page four that “[your] new restaurant openings have historically required a net cash investment of approximately $1.7 million.” Please revise to clarify, if true, that you anticipate that going forward each ground-up buildout restaurant will require a total cash investment of $1.7 million to $2.5 million and that each conversion will require a total cash investment of $2.0 million to $2.2 million. Revise page 56 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised pages 4 and 59 of the prospectus.

26.	Refer to the second-to-last sentence of the last paragraph on page 3. Please revise to disclose the amount generated by your lowest volume restaurant.

Response: The Company acknowledges the Staff’s comment and has revised pages 3 and 59 of the prospectus.

United States Securities and Exchange Commission

September 30, 2011

Seasoned Management Team with Significant Operations Experience and Proven Track Record, page 4

27.	Please revise to remove the words “proven,” “extensive” and “strong” from this section. Please also revise page 56 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised pages 4 and 59 of the prospectus.

Our Business Strategies, page 4

28.	Please revise to clarify what you mean by “disciplined” growth strategies and “highly attractive and prime” locations on page 4 and “disciplined site acquisition” on page 58.

Response: The Company acknowledges the Staff’s comment and has revised pages 4, 60 and 61 of the prospectus.

29.	Please revise to clarify what you mean by “scalable infrastructure” on page four.

Response: The Company acknowledges the Staff’s comment and has revised pages 4 and 60 of the prospectus.

30.	Please revise the second paragraph to substantiate and quantify the “high unit volumes with attractive returns” in your recently opened restaurants.

Response: The Company acknowledges the Staff’s comment and has revised pages 4 and 60 of the prospectus. The Company has also provided supplementary materials to the Staff to support and quantify the volumes and returns at the Company’s 12 most recently opened restaurants.

Our History, page 4

31.	Please revise to clarify that in 2006 you were incorporated in Delaware. In addition, please revise to disclose the name of your predecessor entity and where it was incorporated.

Response: The Company acknowledges the Staff’s comment and has revised page 5 of the prospectus.

Our Principal Stockholders, page 5

32.

We note your disclosure on page five that Goode Partners LLC is a “New York based private equity firm with a $225.0 million fund.” Please revise to clarify, if true, that Goode Partners LLC has no plans to provide additional financing to your business and that there is no guarantee that it ever will provide additional funds to

United States Securities and Exchange Commission

September 30, 2011

your business. In addition, please revise to remove the second sentence in the second paragraph in this section.

Response: The Company acknowledges the Staff’s comment and has revised page 6 of the prospectus.

33.	Please revise to briefly disclose the conflict of interests that your Sponsor and Founders, who also serve as directors, may have with your business here. In addition, please revise your Risk Factors section to disclose the conflict of interests that your Founders may have with your business or explain why this is not necessary.

Response: The Company acknowledges the Staff’s comment and has revised pages 6 and 31 of the prospectus.

Summary Historical Financial and Operating Data, page 8

34.	We note that the basic and diluted earnings per share for the year ended December 26, 2010 and the three months ended March 27, 2011 do not agree to the amounts presented in your consolidated statements of income for the same periods on pages F-4 and F-24. We further note from footnote 2 that the data on page 8 reflects the conversion of convertible preferred stock into common stock in connection with the offering. Please revise to disclose the company’s historical basic and diluted earnings per share as reflected in the audited financial statements for all periods presented. The effect of the conversion of your convertible preferred stock into common shares in connection with the offering should only be shown as a part of your pro forma earnings per share disclosures. In addition, your pro forma earnings per share should only be presented for the latest fiscal year and subsequent interim period presented in your financial statements. The selected financial data on page 38 should be similarly revised.

Response: The Company acknowledges the Staff’s comment and has revised pages 9, 10 and 39 of the prospectus. In accordance with comment 65, the Company has updated the disclosures throughout the Registration Statement to give retroactive effect to the reverse stock split. Additionally, the Company has updated its disclosures throughout the Registration Statement to reflect the conversion of its preferred stock only in the pro forma earnings per share disclosures. The Company has not determined the terms of the reverse stock split. Once the terms of the reverse stock split are determined, the Company undertakes to update the Registration Statement prior to effectiveness to provide the earnings per share data.

35.

In a related matter, please revise to reconcile the weighted average shares outstanding on page 8 with the amounts presented on pages F-4 and F-24 for each period presented. Please note that the historical weighted average shares outstanding should be based on those reflected on the face of the company’s statement of operations and should not give effect to the conversion of the preferred

United States Securities and Exchange Commission

September 30, 2011

shares into common shares in connection with the offering. The selected financial data on page 38 should be similarly revised.

Response: The Company acknowledges the Staff’s comment and has revised pages 9 and 39 of the prospectus. In accordance with comment 65, the Company has updated the disclosures throughout the Registration Statement to give retroactive effect to the reverse stock split. The Company has not determined the terms of the reverse stock split. Once the terms of the reverse stock split are determined, the Company undertakes to update the Registration Statement prior to effectiveness to provide the shares outstanding.

36.	Refer to footnote 3(c). Please revise to disclose the effective tax rate used to calculate the adjustments to income tax expense for each period presented.

Response: The Company acknowledges the Staff’s comment and has revised page 11 of the prospectus.

37.	We note the presentation of the non-GAAP measure “restaurant-level EBITDA” on page 12. Given that the general and administrative expenses represent a significant part of your operations, it is unclear why management believes eliminating such a large portion of expenses from this non-GAAP measure is useful for assessing the company’s operating performance. Please tell us, and revise to disclose, why restaurant level EBITDA, specifically, is useful to investors and explain how management uses the measure. We may have further comment upon receipt of your response.

Response: The Company acknowledges the Staff’s comment, has revised pages 11, 12 and 40 and advises the Staff that it provided Restaurant-Level EBITDA because the Company’s management uses the measure in evaluating the Company’s operating performance and in comparing the Company’s operating performance to its competitors. The Company’s management also believes that the measure is useful to investors because Restaurant-Level EBITDA is widely used within the restaurant industry to evaluate restaurant-level productivity, efficiency and performance. It also enables management and investors to evaluate the Company’s operating performance and compare the Company’s operating performance to its competitors. In calculating Restaurant-Level EBITDA, the Company has excluded general and administrative expenses, which consist of costs incurred at the corporate headquarter level, including senior and supervisory management and staff compensation (including stock-based compensation) and benefits, travel, financial advisory fees paid to the Company’s Sponsor, legal and professional fees, information systems, corporate office rent and other related corporate costs. For certain periods disclosed in the prospectus, general and administrative expenses also include certain transaction expenses related to corporate or financing transactions unrelated to restaurant-level performance. As restaurant-level performance measures are focused on restaurant-level operations, the Company believes that the exclusion of general and administrative expenses from the calculation of Restaurant-Level EBITDA is useful to investors.

United States Securities and Exchange Commission

September 30, 2011

38.	Assuming a satisfactory response to the comment above, we further note that you use restaurant level EBITDA as a measure of operating performance. However, we note that you have reconciled this measure to income from operations rather than net income, which would be the most comparable US GAAP measure. Please revise to reconcile restaurant level EBITDA to your net income, the most comparable GAAP measure, for each period presented. Refer to the guidance outlined in Questions 103.01 and 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures. The presentation of restaurant level EBITDA elsewhere throughout the registration statement should be similarly revised.

Response: The Company acknowledges the Staff’s comment and has revised pages 11, 12, 13, 40 and 41 of the prospectus.

Risk Factors, page 14

39.	Please create a risk factor to disclose that the preferred shares have a liquidation preference and that if the fair market value of the series X preferred stock is less than the liquidation preference, you will have to redeem the series X preferred shares with a cash payment to satisfy the liquidation preference.

Response: The Company acknowledges the Staff’s comment and respectfully submits to the Staff that the Company does not believe that the potential cash payment to satisfy the liquidation preference is a significant factor that makes the Company’s offering speculative or risky. The Company anticipates that in the event the offering is consummated the fair market value of the series X preferred stock will exceed the liquidation preference and such a payment will not be required. In the event the estimated initial public offering pricing would result in a trigger of the redemption feature of the series X preferred stock, the controlling stockholder and Sponsor of the Company would exercise its ability to delay and/or abort the initial public offering. As a result, management does not believe a scenario exists in which a cash payment would be required to settle the series X preferred stock. If, under the terms of the offering approved by the Company’s board of directors, the Company could be required to make the cash payment to satisfy the liquidation preference, the Company undertakes to amend the Registration Statement to provide further disclosure in a risk factor of the potential cash payment.

Changes in food availability and costs could adversely affect our operating results, page 17

40.	Please expand this risk factor to specifically address the increasing cost of goods in fiscal year 2010 or advise.

Response: The Company acknowledges the Staff’s comment and has revised page 18 of the prospectus.

United States Securities and Exchange Commission

September 30, 2011

Our indebtedness may limit our ability to invest, page 22

41.	Please revise the last paragraph of this risk factor to briefly disclose the restrictions under your new senior secured credit facility to pay dividends and distributions.

Response: The Company acknowledges the Staff’s comment and has revised page 23 and 24 of the prospectus.

Selected Consolidated Historical Financial and Operating Data, page 38

42.	Please revise the introductory paragraph to explain the nature and terms of the transaction that resulted in the company being reflected as a “predecessor” during the period from January 1, 2006 through November 6, 2006 and a “successor” entity beginning on November 7, 2006.

Response: The Company acknowledges the Staff’s comment and has revised page 39 of the prospectus.

43.	Please revise your selected consolidated financial data to present your balance sheet data for all periods presented more prominently than the “other financial data” which includes a number of non-GAAP financial measures. Your summary financial data on pages 8 and 9 of the registration statement should be similarly revised.

Response: The Company acknowledges the Staff’s comment and has revised pages 10 and 39 of the prospectus.

Business, page 54

Our Business Strategies, page 55

44.	Please revise to briefly explain “Redfish Rallies” and “Elvis Sightings” on page 57 or include a cross-reference to where these terms are defined.

Response: The Company acknowledges the Staff’s comment and has revised pages 5 and 60 of the prospectus.

Real Estate, page 57

45.	Please revise to explain what you mean by “end-cap or in-line restaurants in Class A locations” on page 57.

Response: The Company acknowledges the Staff’s comment and has revised page 61 of the prospectus.

United States Securities and Exchange Commission

September 30, 2011

46.	Please provide the basis of your belief that your ability to secure attractive real estate locations for new restaurants is “a key differentiator.” Alternatively, remove the disclosure.

Response: The Company acknowledges the Staff’s comment and has revised page 61 of the prospectus.

New Restaurant Development, page 58

47.	Please revise to clarify what you mean by “new restaurant pipeline” on page 58.

Response: The Company acknowledges the Staff’s comment and has revised page 62 of the prospectus.

Building Our Brand, page 59

48.	Please revise to describe your “local neighborhood relationships” on page 59.

Response: The Company acknowledges the Staff’s comment and has revised page 63 of the prospectus.

Local Brand Building, page 60

49.	We note the community events that you host seem to be exclusively in Texas. Please revise to disclose whether your restaurants located outside of Texas host or participate in similar community events.

Response: The Company acknowledges the Staff’s comment and has revised page 63 of the prospectus.

Training and Employee Programs, page 60

50.	Please revise to clarify what you mean in your disclosure that you have “an approximately 20-week training program that includes up to 11 weeks for all of [your] restaurant managers.” To the extent that your managers participate in 11 weeks of training, please reconcile your disclosure on page 60 with your disclosure on page three that all of your restaurant managers participate in a 20-week training program.

Response: The Company acknowledges the Staff’s comment and has revised pages 3, 59 and 64 of the prospectus.

United States Securities and Exchange Commission

September 30, 2011

Management Information Systems, page 61

51.	Please revise to disclose when you intend to fully implement Restaurant Magic and to stop using the software that you currently license from Banana Peel, LLC.

Response: The Company acknowledges the Staff’s comment and has revised page 64 of the prospectus.

Restaurant Industry Overview, page 63

52.	We note your disclosure of national statistics regarding the percentage of food expenditures in restaurants and your disclosure of the amount of restaurants sales in the U.S. in 2010. Please revise to clarify whether these statistics are representative of the areas where you operate, and please revise to disclose the amount of restaurant sales in the areas where you operate. In addition, please advise as to whether the report by Technomic, Inc. that you site in the fourth paragraph of this section is publicly available. To the extent that it is not, please provide a consent of the author to be named in the registration statement pursuant to Rule 436 of the Securities Act of 1933.

Response: The Company acknowledges the Staff’s comment and has revised page 66 of the prospectus. The report by Technomic, Inc. is only accessible through a paid subscription. The consent of Technomic, Inc. to the use of its report on page 67 of the prospectus has been filed as Exhibit 99.1 to Amendment No. 1. The Company has also provided supplementary materials to the Staff to support the statistics used in the prospectus.

53.	Please revise to clarify how you expect to benefit from the long term demographic trends of the growth of the Hispanic population in the U.S. In this regard, we note your disclosure that you believe “the Hispanic influence in dining trends will continue to grow in tandem with the population growth.” Please revise to clarify what you mean by the “Hispanic influence in dining trends” and why you believe you will benefit from such trends.

Response: The Company acknowledges the Staff’s comment and has revised page 67 of the prospectus. The Company has also provided supplementary materials to the Staff to support its statements regarding Hispanic population trends and the growth in demand for ethnic food, including Mexican food.

United States Securities and Exchange Commission

September 30, 2011

Management, page 66

Executive Officers, page 66

54.	Please revise to briefly discuss Mr. Hislop’s specific experience, qualifications or attributes or skill that led to the conclusion that he should serve as a director in light of your business and structure here.

Response: The Company acknowledges the Staff’s comment and has revised page 70 of the prospectus.

Principal and Selling Stockholders, page 72

55.	Please revise to disclose here the nature of any position, office or other material relationship which any of the selling stockholders have had with you or with any of your predecessors or affiliates within the past three years pursuant to Item 507 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised page 77 of the prospectus.

Bonus Compensation, page 76

Performance-Based Bonus, page 76

56.	We note your disclosure on page 77 that the remaining 20% of your target bonus is “determined based on the extent to which each named executive officer achieves two to four company and individual goals for the year.” To the extent that you set companywide performance goals for any of your named executive officers in 2010 to determine this portion of the target bonus, please quantify such performance targets or please provide us with your analysis for concluding that the disclosure of such targets is not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised page 81 of the prospectus. For the sake of clarification, the Company advises the Staff that the remaining 20% of each executive officer’s bonus is determined based solely on individual goals and that the Company has supplemented the disclosure to provide examples of types of individual goals.

Certain Relationships and Related Party Transactions, page 87

57.

Please revise to disclose the dates of each of the agreements and licenses listed in this section. In addition, please revise to disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount

United States Securities and Exchange Commission

September 30, 2011

of the related person’s interest in the transaction pursuant to Item 404 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised pages 91, 92 and 93 of the prospectus.

58.	We note that certain transactions discussed in this section have not been disclosed in the notes to your financial statements. For example, we note that certain leases with affiliated entities controlled by your founders are not disclosed in note 13. Please revise the notes to the company’s financial statements to disclose the nature and significant terms of all related party transactions as required by ASC 850-10-50.

Response: The Company acknowledges the Staff’s comment and has confirmed that nature and significant terms of all material related party transactions required to be disclosed by ASC 850-10-50 are disclosed in the Company’s financial statements as revised in Amendment No. 1. For ease of reference, the Company has provided the following index of the Company’s material related party transactions and the location of the related disclosure in the Company’s financial statements.

United States Securities and Exchange Commission

September 30, 2011

Sale of Capital Stock to Related Parties
Purchase of Series X Preferred Stock by Related Parties	Disclosed in Note 14 “Related Party Transactions.”

Purchase of Common Stock by Related Parties	The sales of common stock to the Company’s officers are disclosed in Note 14 “Related Party Transactions.”

Acquisition Related Transactions
Stockholders Agreement	The Stockholders Agreement was not disclosed because management determined it was not material to the financial statements. However, Note 1 “Summary of Significant Accounting Policies” “Description of Business” discloses that Goode Chuy’s Holdings, LLC, an affiliate of Goode Partners LLC is the controlling stockholder.

Advisory Agreement	Disclosed in Note 13 “Commitments and Contingencies.”

Management Agreement	Disclosed in Note 13 “Commitments and Contingencies” and Note 14 “Related Party Transactions.”

Bonus Payments and Related Note	Disclosed in Note 14 “Related Party Transactions” and Note 15 “Deferred Compensation.”

Purchase of Arbor Trails Restaurant	Disclosed in Note 14 “Related Party Transactions.”

Intellectual Property
Default License Letter Agreements	Disclosure not required as the agreements are not material to the financial statements.

Management Systems License Agreement	Disclosure not required as it is not material to the financial statements.

Cross Marketing License Agreement	Disclosure not required as it is not material to the financial statements.

Other Related Party Transactions
Loan Agreement with Chief Executive Officer	Disclosed in Note 13 “Commitments and Contingencies” and Note 14 “Related Party Transactions.

Leases	Disclosed in Note 9 “Leases” and Note 14 “Related Party Transactions.”

Settlement Agreement	Disclosed in Note 16 “Subsequent Events.”

Indemnification Agreements	Disclosure not required as they are not material to the financial statements.

Parade Sponsorship Agreement	Disclosure not required as they are not material to the financial statements.

United States Securities and Exchange Commission

September 30, 2011

Purchase of Arbor Trails Restaurant, page 88

59.	We note your disclosure on page 88 regarding your purchase of the Arbor Trails restaurant location. However, on page 89, you state that you lease this property from a subsidiary of Young/Zapp GP, LLC. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and has revised page 92 of the prospectus to clarify that the Company did not purchase the land or building in which the Arbor Trails restaurant location operates. As further described in the letter agreement filed as Exhibit 10.9 to the Registration Statement, when the Company purchased the restaurant operations of its Arbor Trails location from Three Star Management, an entity owned by its founders, Three Star Management retained ownership of the land and building where the Arbor Trails restaurant operates. The Company continues to lease the restaurant location from a subsidiary of Young/Zapp GP, LLC.

Recipe License Agreement, page 88

60.	Please revise to provide greater details regarding your relationship with Shady Grove and disclose whether it serves similar types of food as you.

Response: The Company acknowledges the Staff’s comment and has revised pages 92 and 93 of the prospectus.

Description of Indebtedness, page 95

61.	We note from the discussion on page 95 that the new senior secured credit facility requires the company to comply with a number of financial covenants. Please revise the “Liquidity” section of MD&A to discuss the significant terms of these financial covenants as well as the company’s expected ability to comply with these financial covenants.

Response: The Company acknowledges the Staff’s comment and has revised pages 51 and 52 of the prospectus under “Capital Resources.”

62.	We note your disclosure on page 96 regarding the note payable to your founders. Please revise to disclose in your Certain Relationships and Related Party Transactions section pursuant to Item 404 of Regulation S-K or advise.

Response: The Company acknowledges the Staff’s comment and has revised page 92 of the prospectus to draw greater attention to the discussion of the note payable to Three Star Management, an entity owned by the Company’s founders.

United States Securities and Exchange Commission

September 30, 2011

Shares Eligible for Future Sale, page 98

63.	Please revise to disclose the approximate number of holders of each class of common equity as of the latest practicable date pursuant to Item 201 of Regulation S-K and provide disclosure regarding your securities authorized for issuance under your equity compensation plans in tabular format pursuant to Item 201(d) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised pages 95 and 102 of the prospectus. The Company respectfully requests that the Staff reconsider their request for the inclusion of the table discussed in Item 201(d) of Regulation S-K in light of Instruction 9 to that Item.

Underwriting, page 103 Option to Purchase Additional Shares, page 104

64.	To the extent that the underwriters’ option to purchase additional shares is not exercised in full, please clarify how the share purchases will be allocated among the shareholders here and on the prospectus cover page.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the means by which shares of the Company’s common stock will be allocated among the stockholders has not yet been determined. The Company undertakes to update the prospectus to disclose the means of allocation on page 107 and the cover page of the prospectus.

Financial Statements, page F-1

Consolidated Statements of Income, page F-4

65.	We note from the disclosure on page 7 of the registration statement that the company plans to effect a reverse stock split prior to the consummation of its initial public offering. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response: The Company acknowledges the Staff’s comment and has revised Note 16 to the Company’s Consolidated Financial Statements for the fiscal years 2008, 2009 and 2010 and for the twenty-six weeks ended June 27, 2010 and June 26, 2011 to describe the Company’s reverse stock split and the retroactive effect of the reverse stock split in the financial statements. The Company has also revised similar discussions throughout the prospectus to provide disclosure regarding the same. The Company has not yet determined the terms of the reverse stock split. Once the terms of the reverse stock split are determined, the Company undertakes to amend the Registration Statement prior to effectiveness to revise the financial statements and all the related disclosures to give retroactive effect of the stock split.

United States Securities and Exchange Commission

September 30, 2011

66.	We note from the disclosure included in Note 3 that immediately prior to an underwritten offering pursuant to an effective registration statement resulting in at least $25 million in net proceeds to the company, each share of convertible preferred stock will be converted on a mandatory basis into one share of common stock. Given that it appears that such conversion will occur in connection with your planned public offering, please revise your statements of operations to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion. The notes to the financial statements should also be revised to disclose the nature of the pro forma presentation.

Response: The Company acknowledges the Staff’s comment and has revised the Consolidated Statement of Income for the fiscal year ended December 26, 2010 and for the twenty-six weeks ended June 26, 2011 presented in the financial statements, summary historical financial data and selected consolidated historical financial data to include the pro forma earnings per share amount after giving effect to the mandatory conversion of the convertible preferred stock to common stock. The Company has added Note 4 to its annual financial statements and Note 4 to its quarterly financial statements to include an explanation and calculation of pro forma earnings per share.

67.	Also, we note that in the event the fair market value of the Series X convertible preferred stock, as determined by the board of directors of the company is less than the required liquidation preference, the company will redeem those shares by making cash payments to the stockholders to satisfy the liquidation preference. Given that the impact of the conversion of the convertible preferred stock into common shares could result in a potentially different impact on your pro forma earnings per share if this occurs, please include a sensitivity analysis in the notes to the company’s financial statements explaining the impact on pro forma earnings per share if the company were required to settle the Series X convertible preferred shares using cash. In computing the pro forma impact under such circumstances, the company should include in the denominator, the number of shares which when multiplied by the expected offering price would be sufficient to replace the capital being withdrawn to fund the redemption payment. Refer to the guidance in SAB Topic 1:B:3.

Response: The Company acknowledges the Staff’s comment and seeks to explain the basis for its belief that a sensitivity analysis and the suggested changes to the pro forma earnings calculation would be of limited benefit to an investor. As of June 26, 2011, the Company’s liquidation preference on the series X preferred stock was $3.67 per share and the fair value per share of the Company’s common stock into which each share of series X preferred stock was convertible on a 1:1 basis was in excess of the liquidation preference. As a result, if the initial public offering had closed on June 26, 2011, the series X preferred stock would not have been redeemable. Based on the excess of the fair value of the common stock over the liquidation preference of the series X preferred stock at June 26, 2011, the estimated timing of the initial

United States Securities and Exchange Commission

September 30, 2011

public offering and the projected increase in the fair value through the date of the initial public offering, management does not believe the criteria for mandatory redemption of the series X preferred stock will be triggered. In the event the estimated initial public offering pricing would result in a trigger of the redemption feature of the series X preferred stock, the controlling stockholder and Sponsor of the Company would exercise its ability to delay and/or abort the initial public offering. As a result, management does not believe a scenario exists in which a cash payment would be required to settle the series X preferred stock. Therefore, the Company believes it would be confusing to investors to add a sensitivity analysis involving a cash settlement of the series X preferred stock obligation when the Sponsor would have the Company abort the initial public offering if the ultimate pricing of the offering was not equal to or greater than the liquidation preference. If, under the terms of the offering approved by the Company’s board of directors, the Company could be required to make the cash payment to satisfy the liquidation preference, the Company undertakes to amend the Registration Statement, including the financial statements, to provide further disclosure regarding the potential cash payment.

68.	Furthermore, given that the $19 million dividend payment in May 2011 exceeds the company’s net earnings for the most recent twelve month period, please revise the company’s statement of operations for the latest fiscal year and subsequent interim period presented to disclose “adjusted” pro forma earnings per share giving effect to the number of shares, which when multiplied by the expected offering price, would be sufficient to replace the capital in excess of earnings being withdrawn via the dividend payment. Refer to the guidance outlined in SAB Topic 1:B:3.

Response: The Company acknowledges the Staff’s comment and has revised the Consolidated Statement of Income for the fiscal year ended December 26, 2010 and for the twenty-six weeks ended June 26, 2011 to include adjusted pro forma earnings per share, which gives effect to the dividend as discussed in SAB Topic 1:B:3. The Company advises the Staff that it has supplemented the addition of the adjusted pro forma earnings per share data by adding Note 4 to the Company’s Consolidated Financial Statements for the fiscal years 2008, 2009 and 2010 and Note 4 to the Company’s Consolidated Financial Statements for the twenty-six weeks ended June 27, 2010 and June 26, 2011, which provide explanations and calculations of the adjusted pro forma earnings per share. At this time, the Company has not determined the terms of its reverse stock split or the related adjustments to the terms of the Company’s preferred stock or option awards, which determinations are required prior to determining pro forma earnings per share and, as a corollary, adjusted pro forma earnings per share. The Company undertakes to update the pro forma and adjusted pro forma earnings per share data prior to effectiveness of the Registration Statement after the terms of the reverse stock split and the related adjustments have been determined.

69.

Additionally, “adjusted” pro forma earnings per share should also give effect to the number of shares, which when multiplied by the expected offering price, would be sufficient to fund the $2.0 million termination payment to be made to the Sponsors to terminate the Advisory Agreement as described on page 33 of the registration statement under the heading “Use of Proceeds”. Since this payment is being made

United States Securities and Exchange Commission

September 30, 2011

to the company’s principal shareholder using funds received from the offering proceeds, we believe it is analogous to the payment of a dividend using the offering proceeds and should be reflected in a similar manner in determining “adjusted” pro forma earnings per share pursuant to the guidance in SAB Topic 1:B:3. Footnote disclosures should be provided in the notes to the financial statements explaining the nature of the pro forma presentations.

Response: The Company acknowledges the Staff’s comment and has revised the Consolidated Statement of Income for the fiscal year ended December 26, 2010 and for the twenty-six weeks ended June 26, 2011 to include adjusted pro forma earnings per share, which gives effect to the termination payment as discussed in SAB Topic 1:B:3. The Company advises the Staff that it has supplemented the addition of the adjusted pro forma earnings per share data by adding Note 4 to the Company’s Consolidated Financial Statements for the fiscal years 2008, 2009 and 2010 and Note 4 to the Company’s Consolidated Financial Statements for the twenty-six weeks ended June 27, 2010 and June 26, 2011, which provide explanations and calculations of the adjusted pro forma earnings per share. At this time, the Company has not determined the terms of its reverse stock split or the related adjustments to the terms of the Company’s preferred stock or option awards, which determinations are required prior to determining pro forma earnings per share and, as a corollary, adjusted pro forma earnings per share. The Company undertakes to update the pro forma and adjusted pro forma earnings per share data prior to effectiveness of the Registration Statement after the terms of the reverse stock split and the related adjustments have been determined.

70.	We note from the disclosure included in Note 2 that net income (loss) available to the company’s common shareholders differs significantly from the company’s net earnings during all periods presented in the statements of operations. Please revise the company’s consolidated statements of income for all periods presented to separately disclose the net income (loss) applicable to the company’s common stockholders. Refer to the guidance outlined in SAB Topic 6:B. Your Summary Historical Financial and Operating Data on page 8 and your Selected Consolidated Historical Financial and Operating Data on page 38 should be similarly revised.

Response: The Company acknowledges the Staff’s comment and has revised the Consolidated Financial Statements for fiscal years 2008, 2009 and 2010 and the notes thereto, the Consolidated Financial Statements for the twenty-six weeks ended June 27, 2010 and June 26, 2011 and the notes thereto, the Summary Historical Financial and Operating Data and the Selected Consolidated Historical Financial and Operating Data to report the undistributed earnings allocated to participating interests and net income (loss) applicable to common stockholders.

United States Securities and Exchange Commission

September 30, 2011

Notes to Consolidated Financial Statements, page F-7

2. Earnings Per Share, page F-11

71.	Please revise Note 2 to clarify the nature of the participating interest for which net income is adjusted to arrive at net income (loss) available to common shareholders. Your response and your revised disclosure should also explain why there is a participating interest during 2008, 2009 and the thirteen weeks ended March 28, 2010 and March 27, 2011 but no participating interest during the fiscal year ended December 26, 2010. In addition, please explain in Note 2 why the undistributed earnings allocated to the participating interest are not deducted from net earnings in calculating the diluted net earnings (loss) per share to common shareholders.

Response: The Company acknowledges the Staff’s comment and has revised Note 2 to clarify the nature of the participating interest for which net income is adjusted to arrive at net income (loss) available to common stockholders and to explain why the undistributed earnings allocated to the participating interest are not deducted from net income in calculating diluted net income (loss) per share. The Company also revised the disclosure to explain why there is a participating interest during fiscal year 2008 and 2009 and the twenty-six weeks ended June 26, 2011 but no participating interest during fiscal year 2010 and the twenty-six weeks ended June 27, 2010. There is no participating interest during the fiscal year ended December 26, 2010 or the twenty-six weeks ended June 27, 2010 because, after adjusting net income for the initial investment in and preferred return on the series X preferred stock, there was no income remaining to be allocated to the Company’s common stock and participating interests during these periods.

6. Long-Term Debt, page F-14

New Senior Secured Credit Facility, page F-15

72.	We note from the disclosure included in the last paragraph on page 22 that the new senior secured credit facility places certain restrictions on the payment of dividends and distributions. Please revise the notes to the company’s financial statements to disclose the nature and terms of the restrictions imposed on the company’s ability to pay dividends. Refer to the guidance outlined in Rule 4-08(e) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised Note 7 to the Company’s annual financial statements.

10. Stock-Based Compensation, page F-17

73.

We note from the disclosures included in Note 10 and from Note 3 to the interim financial statements that the company has made stock-based compensation grants during both the most recent fiscal year and subsequent interim period presented in the company’s financial statements. With regards to the valuation of these stock-based compensation grants, please tell us and revise the notes to your financial

United States Securities and Exchange Commission

September 30, 2011

statements to indicate whether the valuation of these stock-based compensation grants was made based upon a contemporaneous or retrospective valuation and indicate whether an unrelated valuation specialist was used in valuing the stock-based compensation grants. Also, if the valuation of stock-based compensation grants during the twelve month period preceding the expected public offering was based on a retrospective valuation, or a valuation performed by a related party, please revise MD&A to include the following disclosures with respect to the company’s stock-based compensation grants:

•	A discussion of the significant factors, assumptions, and methodologies used in determining fair value.

•

A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated public offering price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the initial public offering, the fair value as determined by that valuation.

•	The valuation alternative selected by management and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the guidance outlined in paragraphs 179 and 182 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Response: The Company acknowledges the Staff’s comment and has revised Note 11 to the Company’s annual financial statements and Note 5 to the Company’s interim financial statements to indicate that the fair market valuation performed on the Company’s common stock underlying its stock-based compensation grants was a contemporaneous valuation. The Company expanded its disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the metrics and methods used in determining the valuation. The Company also revised the Critical Accounting Policies disclosure on page 54 to include a discussion of the significant factors, assumptions and methodologies used by the board of directors in determining the fair value of the Company’s common stock.

74.	Given that there is currently no trading market for the company’s outstanding common shares, please explain in Note 10 how the company calculated or determined the aggregate intrinsic value of its outstanding and exercisable options at December 28, 2008, December 27, 2009, and December 26, 2010.

Response: The Company acknowledges the Staff’s comment and has revised Note 11 to the Company’s annual financial statements to describe the Company’s calculation of the aggregate intrinsic value of its outstanding options as of December 26, 2010. The intrinsic values on the previous dates were removed as this intrinsic value information is only required for the most recent balance sheet date per ASC 718-10-50-2(e).

United States Securities and Exchange Commission

September 30, 2011

12. Commitments and Contingencies, page F-20

75.	We note from pages 91 and F-12 that all shares of preferred stock will be converted into common stock on a 1:1 basis, effective with the offering. We further note that if the fair market value of the series X preferred stock is less than the liquidation preference of such stock, you will have to redeem the series X preferred stock by making a cash payment to satisfy the liquidation preference. Please tell us how you have accounted for this contingency in accordance with ASC 450-20-25. To the extent no amounts have been accrued for the possible cash payment, please explain why.

Response: The Company acknowledges the Staff’s comment and advises the Staff that no amounts have been accrued by the Company for a possible cash payment because management has concluded that redemption of the series X preferred stock is not probable. The Company bases its analysis on ASC 450-20-25, which requires that a liability be recorded when information exists indicating it is probable that a liability had been incurred at the date of the financial statements. At June 26, 2011, the estimated fair value of the Company’s common stock was in excess of the liquidation preference of $3.67 per share on the Series X preferred stock. Upon an initial public offering with at least $25 million in net proceeds, it is mandatory for the series X preferred stock to convert into the Company’s common stock. The series X preferred stock will convert into common stock at a conversion rate that will be determined based on the reverse stock split and related adjustments to the terms of the preferred stock. The Company plans to adjust the terms of the preferred stock such that the holders of its preferred stock are in the same economic position before and after the reverse stock split. Based on this analysis, management concluded that the likelihood of the series X preferred stock becoming redeemable was not probable and no loss contingency was required to be accrued at June 26, 2011. If, under the terms of the offering approved by the Company’s board of directors, the Company could be required to make the cash payment to satisfy the liquidation preference, the Company undertakes to amend the Registration Statement, including the financial statements, to provide further disclosure regarding the potential cash payment.

13. Related Party Transactions, page F-21

76.	We note your disclosures on pages 6 and 74 of the registration statement indicating that executive officers, directors, and affiliated entities will continue to hold a controlling interest of the outstanding equity in the company after the offering. In this regard, please revise the notes to the company’s financial statements to disclose the existence of this control relationship. Refer to the disclosure requirements outlined in ASC 850-10-50.

Response: The Company acknowledges the Staff’s comment and has revised Note 16 to the Company’s annual financial statements.

United States Securities and Exchange Commission

September 30, 2011

Founders, page F-21

77.	We refer to the company’s accounting for the contingent payment during 2009 to the sponsor that was recorded as property and equipment and goodwill. Given that the payment was to your controlling shareholder, it is unclear why the full $3,782,000 was not recorded as a return of capital rather than property and equipment and goodwill. Please provide us with your basis or rationale for recording the contingent payment as property and equipment and goodwill. As part of your response you should also indicate the authoritative accounting literature that provides the basis for your conclusions. We may have further comment upon receipt of your response.

Response: The Company acknowledges the Staff’s comment and would like to clarify that the party to which the Company made the $3.8 million payment was not the Company’s controlling shareholder but to an entity owned by non–controlling shareholders who owned less than 10% of the Company’s common stock at the time the contingent payment was made. The payment was made pursuant to a prior change in control transaction prior to the application of SFAS 141(R) and management concluded that this payment be accounted for as additional purchase price related to the prior change in control transaction and was not subject to the accounting requirements related to transactions with entities under common control as discussed in ASC 805-50-15-5.

15. Subsequent Events, page F-22

78.	We note from the disclosure on page 77 of the registration statement under the heading “Discretionary Bonus” that in June 2011, the company paid a special one-time bonus to management with vested options to incentivize them to consummate your Refinancing Transactions and continue to pursue your performance objectives. With regards to this bonus payment, please tell us and revise the notes to your financial statements to disclose the number and terms of the options that were granted as part of this bonus payment. As part of your response and your revised disclosure, please also explain how these options were valued and accounted for in the company’s financial statements.

Response: The Company acknowledges the Staff’s comment and has revised page 81 of the prospectus to clarify that the special one-time cash bonus was paid to management who held vested options at the time of the bonus. No options were granted to management in conjunction with the bonus.

79.

We note from the disclosure in the third paragraph on page 78 that in conjunction with the reverse stock split, the company will adjust the exercise price of and the number of shares subject to outstanding equity awards to reflect the reverse stock split. Please tell us and revise the notes to your financial statements to disclose your planned accounting treatment for the modifications to be made to your outstanding equity awards in connection with the reverse stock split. Also, if you do not expect

United States Securities and Exchange Commission

September 30, 2011

to recognize any additional compensation expense as a result of the modifications, please explain why.

Response: The Company acknowledges the Staff’s comment and has revised Note 16 to the Company’s annual financial statements. Prior to effectiveness of the Registration Statement, the Company anticipates it will effect a reverse stock split of its common stock. Concurrent with the reverse stock split, the Company plans to adjust the terms of its outstanding stock options such that the holders of the options are in the same economic position before and after the reverse stock split.

Under ASC 718-20-35-6, changes in the terms of stock options in conjunction with an equity restructuring, such as a reverse stock split, are deemed to be modifications, which may result in compensation expense. In order to determine whether the modification results in additional compensation cost, the fair value of a stock option immediately after the stock split will be compared to the corresponding fair value immediately prior to the stock split. The Company plans to adjust the terms of its outstanding stock options so that the aggregate fair value of the stock options prior to the reverse stock split will approximate the aggregate fair value of those options immediately after the reverse stock split. As a result, the Company does not expect the adjustment to result in stock-based compensation expense. In the event that the aggregate fair value of the stock options immediately after the reverse stock split exceeds the aggregate fair value of those options immediately before the split, the Company undertakes to update the prospectus and its financial statements to reflect any stock-based compensation expense resulting from those adjustments.

80.	We note from the discussion in the last paragraph on page 89, that in connection with the settlement agreement with a former director, the company granted this former director a one-time put option for $5.25 per share for shares that he purchased pursuant to his option that is exercisable from June 15, 2012 to August 13, 2012. Please tell us and revise Note 15 to your financial statements to explain how you will account for this put option in the company’s financial statements.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure related to the one-time put option throughout the prospectus. The revisions are based on the Company’s evaluation of the put option under the terms of Topic D-98; “Classification and Measurement of Redeemable Securities.” The Company has determined that the puttable stock should be classified as temporary equity at its fair value on the date of the transaction. The Company will accrete changes in the fair value to the redemption value over the period from the date of issuance to the earliest redemption date on a straight-line basis using the effective interest method. The Company has also evaluated the applicability of ASC 480 and ASC 415 and concluded that neither was applicable as the put option did not meet the criteria for a freestanding financial instrument nor did it meet the definition of a derivative based on its physical settlement requirements.

United States Securities and Exchange Commission

September 30, 2011

Recent Sales of Unregistered Securities, page II-2

81.	We note from the disclosure in Item 15 that the company sold shares of its common stock to certain executive officers in December 2010 at a price of $3.64 per share. Please tell us and revise the notes to the company’s financial statements to disclose the nature and terms of the transactions in which these shares were sold to the company’s executive officers. As part of your response and your revised disclosure, you should also explain how you determined the sales price for the shares sold in these transactions and indicate whether any compensation expense was required to be recognized in the company’s financial statements as a result of these transactions.

Response: The Company acknowledges the Staff’s comment and has revised Notes 11 and 14 to the Company’s annual financial statements to disclose the nature and terms of the sales of the Company’s common stock to its executive officers and the method for determining the sales price. The Company advises the Staff that fair value of the shares of the Company’s common stock sold in December 2010 was determined by the Company’s board of directors because the Company is privately held and there is no public market for its common stock. In determining the fair value of the Company’s common stock, the board of directors considered such factors as the rights, privileges and preferences of the Company’s preferred stock, the Company’s operating and financial performance, the hiring of key personnel, the risks inherent in the development and expansion of the Company’s restaurants, the illiquid nature of securities in a private company, the likelihood of achieving a liquidity event, the estimated enterprise value determined by applying a multiple to the Company’s EBITDA and the Company’s contemporaneous valuation. The contemporaneous valuation considered by the Company’s board of directors was performed using a public company comparable companies valuation analysis, which the Company performs on a quarterly basis. As the shares were sold at the fair value of the Company’s common stock, no stock-based compensation expense was required to be recognized in the Company’s financial statements as a result of the common stock sold in December 2010.

Exhibit 5.1

82.	Please have counsel revise to remove the second to the last paragraph of the opinion letter as it is inappropriate to make such assumptions regarding its own clients.

Response: The Company acknowledges the Staff’s comment and has filed a revised, unsigned form of the opinion with the third-to-last paragraph removed. The Company will file a signed opinion in this form prior to effectiveness of the Registration Statement.

Other

83.	Please update the financial statements, as required by Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus accordingly.

United States Securities and Exchange Commission

September 30, 2011

84.	Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-1 registration statement.

Response: The Company acknowledges the Staff’s comment and has provided a currently dated consent of the independent registered accountant with Amendment No. 1. The Company advises the Staff that, in any future amendments to the Registration Statement the Company will provide a currently dated consent.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at 512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

United States Securities and Exchange Commission

September 30, 2011

Exhibit (via overnight delivery)

cc:	Steven J. Hislop, President and Chief Executive Officer, Chuy’s Holdings, Inc.
Jon W. Howie, Chief Financial Officer, Chuy’s Holdings, Inc. Sharon A. Russell, Chief Administrative Officer and Former Chief Financial Officer, Chuy’s Holdings, Inc.
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP